AMENDMENT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC FILE NUMBER
8-67483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: InterMerchant Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Ave, 24th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vlad Uchenik (212) 710-8819 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiPietto CPAs PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Ave, Suite C114 (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg Lerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InterMerchant Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SWORN TO AND SUBSCRIBED TO BEFORE ME
THIS 19th DAY OF June 2010

Signature

CEO

Title



SWORN TO AND SUBSCRIBED TO BEFORE ME
THIS 19th DAY OF June 2010

Notary Public



NOTARIAL SEAL
DIANA NEMIROVSKY
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Oct 3, 2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*




DePietto CPAs PC
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
InterMerchant Securities, LLC

We have audited the accompanying statement of financial condition of InterMerchant Securities, LLC as of December 31, 2009 and the related statements of income, changes in equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterMerchant Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 8 to the financial statements, the Company has restated its financial statements as of December 31, 2009.



DePietto CPA's PC

Lake Success, New York
February 25, 2010, except for Note 8,
which is as of June 28, 2010

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

INTERMERCHANT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Current Assets		
Cash	$ 184,516	
Clearing deposit	65,359	
Commissions receivable	147,782	
Prepaid expenses	46,195	
Total Current Assets		443,852
Property, Plant & Equipment (net of accumulated depreciation of $17,799)		2,202
Other Assets		
Security deposits	$ 209,468	
Other deposits	12,303	
Other receivables	33,000	
Total Other Assets		254,771
TOTAL ASSETS		**$ 700,825**

LIABILITIES AND EQUITY

Current Liabilities		
Accounts payable	$ 33,830	
Total Current Liabilities		33,830
Long Term Liabilities		
Rent security payable	32,347	
Deferred rent	9,234	
Total Long Term Liabilities		41,581
Total Liabilities		75,411
Member Equity		625,414
TOTAL LIABILITIES AND EQUITY		**$ 700,825**


DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

INTERMERCHANT SECURITIES, LLC

STATEMENT OF INCOME(LOSS)

For the Period Ended December 31, 2009

Revenues:		
Commissions		$ 1,816,353
Interest income		1,087
Total Revenues		1,817,440
Expenses:		
Bank service charges	77	
Clearing fees	121,361	
Commissions	24,969	
Computer expense	32,135	
Continuing education	2,811	
Depreciation expense	4,400	
Dues & subscriptions	449	
Filing fees	475	
Insurance	102,756	
Legal & accounting fees	25,000	
Office expense	60,587	
Outside service	101,046	
Payroll tax expense	83,699	
Payroll processing fees	4,812	
Postage & delivery	7,278	
Professional fees	9,808	
Regulatory expense	37,193	
Rent	195,190	
Salaries	1,059,359	
Telephone & utilities	54,297	
Travel & entertainment	55,273	
Total expenses		1,982,975
Net Loss		**$ (165,535)**

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

INTERMERCHANT SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

For the period ended December 31, 2009

Member equity - January 1, 2009	$ 225,949
Member contribution	565,000
Net Loss	(165,535)
Member equity - December 31, 2009	**$ 625,414**

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

INTERMERCHANT SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2009

Cash Flows from Operating Activities:	
Net Loss	$ (165,535)
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation expense	4,400
Increase in clearing deposit	(65,359)
Increase in commissions receivable	(75,204)
Increase in prepaid expenses	(30,895)
Increase in security deposits	(206,703)
Increase in other deposits	(12,303)
Increase in other receivables	(28,100)
Decrease in accounts payable	(21,644)
Increase in rent security payable	32,347
Increase in deferred rent	9,234
Net Cash Provided by Operating Activities	(559,762)
Cash Flows from Financing Activities:	
Member contribution	565,000
Net Cash Provided by Financing Activities	565,000
Net Increase in Cash	5,238
Cash - Beginning of year	179,278
Cash - End of Period	**$ 184,516**

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

INTERMERCHANT SECURITIES, LLC
Notes to Financial Statements
December 31, 2009

NOTE 1: Nature of Business

Organization

InterMerchant Securities, LLC (The "Company") was organized in the State of New York. The company is a member firm in the Financial Industry Regulatory Authority (FINRA). The company operates as a full service broker/dealer since June 1, 2007 and is licensed in twenty two states.

NOTE 2: Summary of Significant Accounting Policies

a) Revenue Recognition

Revenue is recognized as transactions are cleared through the third party escrow account and shares are delivered to investors.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds and U.S. treasury obligations to be cash and cash equivalents.

<u>Concentration of Credit Risk</u>
Financial instruments that potentially subject the organization to concentrations of credit risk consist of cash accounts in financial institutions, which at certain times exceed federally insured limits. As of October 3, 2008 the Federal Deposit Insurance Corporation (FDIC) increased its limits from $100,000 to $250,000. At December 31, 2009, the accounts did not exceed insured limits.

c) Income Taxes

The company operates as a single member limited liability company for tax purposes. All income and losses are reported by the sole member on the entities tax return. Therefore, all income taxes are the responsibility of the sole member. At December 31, 2009 the company operated at a loss and no accrual for New York City unincorporated business tax was needed.

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost. Depreciation is provided by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.


DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

INTERMERCHANT SECURITIES, LLC
Notes to Financial Statements
December 31, 2009

NOTE 2: Summary of Significant Accounting Policies (cont.)

d) Property and Equipment (cont.)

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

e) Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 3: Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. As per page 6, the company's current requirement is $50,000. At December 31, 2009, the Company had a net capital of $209,233 which was $159,233 in excess of its required net capital of $50,000. The Company's net capital ratio was .90 to 1.

NOTE 4: Concentration of Funds

The company does not maintain inventory of stocks, bonds or other security positions at risk.

NOTE 5: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

INTERMERCHANT SECURITIES, LLC
Notes to Financial Statements
December 31, 2009

NOTE 6: Exemption Provisions

The Company has elected an exemption from Rule 15c3-3 based on section(2)(ii), which states "All customer transactions cleared through another broker-dealer on a fully disclosed basis.

NOTE 7: Commitment and Contingencies

On September 17, 2009 the Company entered into a lease for office space of approximately 6,400 sq. ft. for a term of five years and four months. The term of the lease commenced on December 18, 2009 and includes additional deferred rent abatements which will be accreted and amortized over the life of the lease. The deferred rent at December 31, 2009 was $9,234. Future lease payments on the rental of office space are as follows:

Year	Rent expense
2010	$ 276,017
2011	$ 276,017
2012	$ 285,646
2013	$ 295,275
2014	$ 295,275
Total	$1,428,230

The rent expense at December 31, 2009 was $195,190.

The Company subleases a portion of the office space under a sublease agreement also expiring in 2014. The Sublessee has paid a security deposit in the amount of $32,347.

Sublease rent income from the sublessee are as follows:

Year	Rent Income
2010	$ 43,129
2011	$ 43,129
2012	$ 44,634
2013	$ 46,138
2014	$ 46,138
Total	$233,168

INTERMERCHANT SECURITIES, LLC
Notes to Financial Statements
December 31, 2009

NOTE 8: Commissions Payable

In March 2009, the Company changed its practice of paying commission based compensation to salary based compensation. As a result of this change the accrual for commission payable was reversed.

The cumulative effect of the change on member's equity and statement of income reflect an increase of $113, 013.

NOTE 9: Subsequent events

We have evaluated all events or transactions that occurred from December 31, 2009 through February 25, 2010, the date our financial statements were available to be issued.

INTERMERCHANT SECURITIES, LLC

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2009

NET CAPITAL	
Equity	$ 625,414
Deductions and/or charges	
Non-allowable assets:	
Property furniture & fixtures	2,202
Other assets	300,966
Total non-allowable assets	303,168
Tentative Net Capital	322,246
Haircuts	0
Net Capital (15c3-1)	$ 322,246
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 75,411
Total indebtedness	$ 75,411
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 50,000
Excess net capital	$ 272,246
Net capital less greater of 10% of minimum total indebtness or 120% of minimum net capital requirement	$ 262,246
Ratio: Aggregate indebtedness to net capital	.23 to 1

See Accountants' Audit Report and Notes to Financial Statements.

INTERMERCHANT SECURITIES, LLC

RECONCILIATION TO NET CAPITAL REQUIREMENT OF ORIGINAL FOCUS FILING IN ACCORDANCE TO RULE 17a-5(a),(d)

For the Period Ended December 31, 2009

	Orig. Filing X-17A-5	Per Cert. Financial Report	Recon. in Filing vs Financial
NET CAPITAL			
Equity	$ 625,414	$ 625,414	-
Deductions and/or charges			
Non-allowable assets:			
Property, plant & equipment (net)	2,202	2,202	-
Other assets	300,966	300,966	-
Total non-allowable assets	303,168	303,168	-
Tentative Net Capital	322,246	322,246	-
Haircuts	0	0	-
Net Capital (15c3-1)	$ 322,246	$ 322,246	-
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable	$ 75,411	$ 75,411	-
Total indebtedness	$ 75,411	$ 75,411	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement	$ 50,000	$ 50,000	-
Excess net capital	$ 272,246	$ 272,246	-
Net capital less greater of 10% of minimum total indebtness or 120% of minimum net capital requirement	$ 262,246	$ 262,246	-
Ratio: Aggregate indebtedness to net capital	.23 to 1	.23 to 1	0.00%

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

DePietto CPA's PC
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042
516-326-9200 (office)
516-326-1100 (fax)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT ON INTERNAL CONTROL

To the Member of
InterMerchant Securities, LLC

In planning and performing our audit of the financial statements of InterMerchant Securities, LLC for the year ended December 31, 2009; we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Intermerchant Securities, LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of an internal control and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


DEPIETTO CPAs PC
ACCOUNTANTS & ADVISORS

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of InterMerchant Securities, LLC for the year ended December 31, 2009 and this report does not affect our report thereon dated February 25, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers and should not be used by anyone other than these specified parties.



DePietto CPA's PC

Lake Success, New York
February 25, 2010, except for Note 8,
which is as of June 28, 2010


DePietto CPAs PC
ACCOUNTANTS & ADVISORS

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17A-5

To the Member of
InterMerchant Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by InterMerchant Securities, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting a difference of $1,755;

2. Compared the amounts reported in the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting a difference of $1,755;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no difference;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company' s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Lake Success, New York
March 24, 2010, except for Note 8,
which is as of June 28, 2010

INTERMERCHANT SECURITIES, LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
FOR THE NINE MONTH PERIOD FROM APRIL 1, 2009 THROUGH DECEMBER 31, 2009

SIPC Net Operating Revenue Per General Assessment Reconciliation Form SIPC-7T	$1,127,421
General Assessment at .0025	$ 2,818
Payment Remitted with Form SIPC-4	150
Payment Remitted with Form SIPC-6	913
	1,063
Amount Due with Form SIPC-7T	$ 1,755

INTERMERCHANT SECURITIES, LLC

Financial Statements

December 31, 2009

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

INTERMERCHANT SECURITIES, LLC

Table of Contents

December 31, 2009

INTERMERCHANT SECURITIES LLC
Financial Statements
December 31, 2009



DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS